

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 30, 2023

Alton B. Lewis, Jr.
President and Chief Executive Officer
First Guaranty Bancshares, Inc.
400 East Hammond Street
Hammond, Louisiana 70401

> **Re: First Guaranty Bancshares, Inc.**
> **Registration Statement on Form S-4**
> **Filed March 23, 2023**
> **File No. 333-270770**

Dear Alton B. Lewis, Jr.:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Madeleine Mateo at 202-551-3465 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Mark A. Fullmer